2/4

08001524

82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alter NRG

*CURRENT ADDRESS Suite 700, 910 - 7th Avenue SW
Calgary, AB T2P 3N8
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 0 1 2008
THOMSON FINANCIAL

FILE NO. 82- 35764 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: WAC

DAT : 3/28/08

082-35764

AR/S
12-31-06

CLEAN • EFFICIENT • ALTERNATIVE

Annual Report 2006

ALTER NRG CORP. (TSX-V:NRG) IS A PUBLICLY TRADED CANADIAN COMPANY PROVIDING CLEAN, EFFICIENT ALTERNATIVE ENERGY SOLUTIONS THROUGH GASIFICATION.

VISION

To become a North American leader in the development of innovative gasification projects for the commercial production of energy. Our success will be measured through environmentally responsible energy production – by barrels of sulfur-free diesel or gasoline, ethanol, hydrogen, steam, power, or synthetic natural gas, all of which are fundamental products for the the world's growing energy needs.

"This is an exciting time for Alter Nrg as we position ourselves to be a leader in the growing gasification market in North America. The acquisition of a world class gasification technology provides us the flexibility and control to better implement our business plan and will be an accretive acquisition for our shareholders. Moving forward with a strong technology, a suitable resource base and a strong team provides us with exciting opportunities for future growth."

-Mark Montemurro, President and CEO



CONTENTS

This Annual Report contains forward-looking statements including statements about future plans for energy production growth that are based on our assumptions that involve risks and uncertainties. Actual results may differ materially. Alter Nrg has provided cost estimates and resource conversion ratios for projects that are still in the early stages of development, and these costs and conversion ratios are preliminary estimates only. See Risk Factors in the Company's final prospectus dated April 10, 2007 for additional information.

OPERATING HIGHLIGHTS – Inception to April 30, 2007

Capital

- Raised gross proceeds totaling $13.1 million in 2006, through private equity financings at increasing unit prices ranging from $0.40 to $2.00 per unit.
- Completed an Initial Public Offering (IPO) on April 17, 2007, of 15,555,556 common shares at the offering price of $2.25 per share for gross proceeds of $35 million.
- Exercise of the 15% over-allotment option by the Company's agents resulted in additional gross proceeds of $5.2 million.

Technology

- Obtained an exclusive Canadian license for an industry leading gasification technology from Westinghouse Plasma Corporation (WPC).
- Signed a purchase and sale agreement in December 2006 to acquire 100% of the issued and outstanding shares of WPC and on April 17, 2007, closed the US$29 million acquisition of WPC, gaining worldwide usage of the technology.

Resource

- Acquired coal leases in the Fox Creek and Hinton areas of Central Alberta.
- Commissioned two independent engineering assessments that reported 770 million tonnes of resource-in-place at Fox Creek and 106 million tonnes of resource-in-place at Hinton.

Corporate Structure

- Reorganized Alter Nrg from a trust structure to a corporate structure.
- Listed Alter Nrg's common shares on the TSX Venture Exchange under the symbol "NRG".

Team

- Built an experienced executive team that has assembled a tangible and focused business plan going forward.
- Assembled a strong engineering team of both employees and consultants that have worked together previously, have a history of innovation, and are focused on execution that is on time and on budget.
- Brought on board the industry leading WPC team, with 25 years of plasma gasification research and development experience.

Partnership

- Announced a five-year technology license and partnership agreement with NRG Energy, Inc. for the retrofit of coal-fired power plants.

Market Capitalization



$Millions
0
20
40
60
80
100
June 2006
December 2006
April 2007

"Alter Nrg is something that I have been focused on for more than a decade. After formally commencing operations in March of 2006, I have been pleased with how quickly and effectively the Company has built itself into a leading gasification player. I look forward to the opportunities ahead and believe we will be opportunity-rich in an emerging market."

-Mike Heier, Chairman of the Board

PRESIDENT'S MESSAGE

I am pleased to provide Alter Nrg's shareholders and our many stakeholders with the Company's first annual report. Alter Nrg has been operating for just over a year and I am proud of the team's accomplishments in such a short period of time. By year end 2006, we had raised $13.1 million through a series of private offerings, obtained an exclusive license in Canada for a leading gasification technology, acquired a significant coal resource asset and brought together the management and technical teams to implement our business plan.

This was followed by four important initiatives completed in April of this year:

- our Initial Public Offering (IPO) that raised a total of $40.2 million;
- the corporate acquisition of Westinghouse Plasma Corporation (WPC) that has equipped us with a world-class proprietary gasification technology;
- a reorganization of Alter Nrg from a trust to a corporation to provide the most efficient corporate structure; and
- listing of Alter Nrg common shares on the TSX Venture Exchange.

Our successful acquisition of WPC led to an important growth opportunity: the five-year technology licensing and partnership agreement with NRG Energy, a leading US electricity generator with a $10 billion enterprise value. Under the agreement, Alter Nrg will benefit from WPC technology sales and, through an option to acquire an equity interest in all NRG coal-fired retrofit projects, has the potential to earn recurring revenues from these future projects. I am optimistic that the NRG agreement will be the first of many opportunities to form mutually beneficial strategic partnerships that will enhance the speed and efficiency with which Alter Nrg penetrates the gasification markets.

To support our rapid growth we continue to build the Alter Nrg team. Led by a strong executive that works well together and is execution oriented, the Alter Nrg team includes technical staff with a breadth of experience in gasification and on-time modular construction, complemented by the WPC staff that bring highly specialized plasma gasification expertise.

I am excited by the significant opportunities coming our way in 2007. In addition to the first power plant retrofit project with NRG Energy, there are significant waste to energy projects under way that will be using the WPC technology including two 68 tonne per day hazardous waste disposal plants currently under construction in Pune and Nagpur, India. Recently, Geoplasma LLC announced project financing and regulatory approvals for a large staged waste-to-energy project in St. Lucie, Florida. This $450 million project, the largest of its kind to date, will use WPC technology, initially processing 1,000 tonnes/day of garbage and expanding to 3,000 tonnes/day, and will ultimately produce 120 MW of power for the Florida market. This is the first of many projects Geoplasma has planned worldwide.

We believe our timing is ideal as market conditions remain favourable for gasification solutions. The social and political drive to address environmental concerns continues to gain momentum. Gasification is a commercially proven and reliable solution that is producing energy around the world – including 30% of South Africa's gasoline and diesel fuels. Gasification is coming of age in North America and Alter Nrg is positioned to capitalize on an opportunity-rich environment. We are excited by the many opportunities that lie ahead, and while we recognize that there will be technical, operational and project execution challenges along the way, we remain focused on our long-term goals that will position us for success.

(signed "Mark Montemurro")

Mark Montemurro
President and CEO
April 30, 2007

OPERATIONS REPORT

WESTINGHOUSE PLASMA CORPORATION ACQUISITION


Westinghouse Plasma Center, Madison PA.

In June of 2006, Alter Nrg obtained an exclusive Canadian license for an industry leading gasification technology from Westinghouse Plasma Corporation (WPC), a private gasification company based in Madison, Pennsylvania which has a commercially proven and patented plasma gasification technology. As we became more familiar with the technology and the people at WPC, we determined that it would be accretive and beneficial to our business plan to acquire the company. Specifically, we identified the following benefits to Alter Nrg:

- An existing cash flow stream with additional revenue potential from increased business development efforts and additional product applications;
- Secure access to an industry leading and commercially proven plasma gasification technology;
- Access to, and direction over, the ongoing research and development of WPC technology;
- Access to global markets through technology sales such as the recent WPC technology sale to a company in India and to NRG Energy in the US;
- Broader gasification solutions for customers through the combination of WPC's plasma gasification experience with Alter Nrg's engineering, construction and balance of plant expertise;
- Infrastructure that includes a 30,000 square foot plant and office facility where WPC has performed approximately 100 pilot tests on varying feedstocks; and
- The industry leading WPC team with 25 years of plasma gasification research and development experience.

In December 2006, following successful discussions with the management of WPC, we signed a purchase and sale agreement to acquire 100% of the issued and outstanding shares of the company. On April 17, 2007, Alter Nrg completed the acquisition of WPC for an aggregate of US$29.0 million, of which US$22.0 million was paid in cash and the remaining US$7.0 million was paid through the issuance of common shares at the $2.25 offering price. Now a wholly-owned subsidiary, WPC will continue to operate as a separate entity with Alter Nrg providing direction over finance, marketing and business development activities.

This acquisition represents a significant milestone for Alter Nrg and we look forward to increasing value in WPC as a stand-alone entity, and levering the benefits to the broader Alter Nrg business plan.

PRIVATE FINANCINGS AND INITIAL PUBLIC OFFERING

From the Company's inception in March 2006 to year end, Alter Nrg completed four private financings at progressively higher prices ranging from $0.40 to $2.00 per unit, and raised a total of $13.1 million.

On April 17, 2007, Alter Nrg completed an Initial Public Offering (IPO) of 15,555,556 commons shares for gross proceeds of $35 million. The primary use of proceeds was to satisfy the cash component of the US$29 million acquisition of WPC. The IPO was completed through a syndicate co-led by Wellington West Capital Markets Inc. and Canaccord Adams and included Raymond James Ltd., TD Securities Inc. and Paradigm Capital Inc. Given the strong demand for Alter Nrg shares, our agents subsequently exercised the 15% over-allotment option granted by the Company, selling an additional 2,333,333 common shares of Alter Nrg at the IPO exercise price of $2.25 per share. The Company received $5.2 million bringing total gross proceeds from the IPO to $40.2 million.

Subsequent to closing the IPO and exercise of the over-allotment option, the Company had approximately $20 million in working capital with 38.9 million shares outstanding. The acquisition of WPC has provided cash flow from technology sales and engineering services as well as an inventory of opportunities. Alter Nrg now has the financial capacity to identify accretive gasification projects and undertake preliminary planning and initial engineering, bringing us one step closer to our ultimate vision of becoming a senior energy producer.

TSX VENTURE LISTING

In conjunction with the initial public offering, the Company's shares were listed on the TSX Venture Exchange under the trading symbol "NRG". This is an important milestone for Alter Nrg as it provides shareholder liquidity and increased access to capital to finance our aggressive growth strategy.

RE-ORGANIZATION TO A CORPORATION

During the spring and summer of 2006, Alter Nrg Income Fund was established as a mutual fund trust under the Tax Act. On October 31, 2006, the Minister of Finance announced the Federal Government's intention to tax publicly traded trusts on distributions of income made to beneficiaries.

Following this announcement, Alter Nrg's management determined that it would be in the best interests of our unitholders to reorganize the trust so that the trust would not be subject to the new tax regime and potential capital restrictions that were announced. As a result, Alter Nrg was reorganized from a trust structure to a corporate structure effective April 17, 2007. The units outstanding were automatically converted to common shares on a one for one basis. This was a tax-neutral event for both the Company and for our unitholders, upon filing of the appropriate elections.

TECHNOLOGY LICENSE AGREEMENT WITH NRG ENERGY

On April 27, 2007, following the successful acquisition of WPC, Alter Nrg announced a technology license agreement with NRG Energy, Inc., a leading US power generation company with a $10 billion market capitalization. Under the terms of the license agreement, Alter Nrg granted NRG a five-year exclusive license to use the WPC proprietary gasification technology in the United States, to retrofit coal-fired power plants.



NRG Energy identified a market opportunity to employ WPC's plasma gasification technology at up to 300 smaller units (100 MW to 250 MW) at coal-fueled power plants. The objective of retrofitting coal-fired facilities using WPC's technology is to reduce harmful emissions below US environmental guidelines, targeting reductions of up to 60% of NOx (nitrous oxide) and SO2 (sulfur dioxide) and up to 95% of mercury. Further reductions in greenhouse gas emissions from the retrofitted facilities may be possible with the future add-on of carbon capture and sequestration technology.

As part of the agreement, Alter Nrg has the option to make an equity investment of 10% to 25%, at our discretion, in any future NRG retrofit projects. Each coal power plant retrofit project represents an up-front $15 million to $30 million in WPC technology revenues and also gives us, upon exercise of the option, an equity interest in the recurring revenues of the power facility. The first of these retrofit projects is in the advanced stages of regulatory approval.

Partnering with NRG will also provide us with access to a wealth of technical data and operational experience along with the potential for rapid growth through our optional equity participation in future projects.

> "The NRG Energy partnership is indicative of our strategy to reduce technical and market risks. Through strategic partnerships Alter Nrg can access a broader engineering and technical team as well as the industry expertise of partners and their pre-existing networks, greatly enhancing the speed and effectiveness with which we can penetrate our markets."
>
> *-Kevin Willerton, VP Business Development*

COAL RESOURCE


770mm tonnes of
coal-in-place
Fox Creek
Hinton
●Edmonton
106 mm tonnes
of coal-in-place
● Calgary

On August 3, 2006, Alter Nrg successfully procured eight coal leases through a public sale held by the Mineral Development Division of the Alberta Department of Energy. The Company subsequently commissioned independent evaluations by Norwest Corporation of the Fox Creek and Hinton properties. The reports were completed in the first quarter of 2007 and yielded an estimated 770 million tonnes of coal-in-place for the Fox Creek Property and 106 million tonnes of coal-in-place at Hinton. Based on third party data, management believes that one tonne of coal will equate to approximately 1.6 boe of liquid fuels, such as gasoline or diesel, through gasification. On that basis, our existing resource base provides approximately 1.4 billion boe's of future production potential, or 50,000 barrels per day for 50 years.* We expect to use this coal asset underpinning the company's valuation as feedstock for our coal-to-liquids projects. Copies of the Norwest reports can be found at www.sedar.com.

WPC TECHNOLOGY IN OPERATION

WPC PILOT PLANT

The Westinghouse Plasma Center (located in Madison, Pennsylvania) houses WPC's pilot facility. This includes a plasma gasification reactor and an industry leading plasma gasification database that reflects 50 years of research and development through WPC and its predecessor, Westinghouse Electric Corporation. This pilot facility, which was instrumental in achieving commercial know-how, remains an important asset in the development of new market opportunities.


WPC Pilot Plant: Plasma Gasification Reactor

COMMERCIAL OPERATIONS

Today, there are only two commercial scale municipal solid waste (MSW) plasma gasification systems in operation worldwide and both use WPC technology. These two clean and modern industrial facilities, commissioned by Hitachi Metals, exceed Japan's stringent environmental standards.

- Utashinai, Japan (2003)
  Designed to gasify 190 tonnes per day of auto shredder residue and municipal solid waste (MSW) or 280 tonnnes per day of MSW for the production of electricity.

- Mihama-Mikata, Japan (2002)
  Designed to gasify 24 tonnes per day of MSW and four tonnes per day of sewage sludge for the production of heat utilized by a Clean Center.


Hitachi Waste-to-Energy Facility Located in Utashinai, Japan**

In addition there are currently 20 WPC plasma torch systems in commercial operation worldwide, including waste-to-energy ash vitrification in Kinura, Japan (1995), Alcan's aluminum dross recovery project in Jonquiere, Quebec (1992) and a plasma cupola for the production of gray iron at the General Motors plant in Defiance, Ohio (1987).

WPC is a wholly-owned subsidiary of Alter Nrg., a corporation with international operations and a wide range of gasification opportunities.


Interior of Hitachi Waste-To-Energy Facility**

**Photos courtesy of Hitachi

WHAT IS GASIFICATION?
Please visit our website at www.alternrg.ca
and view our video.

**The 50,000 bbls/d for 50 years assumes the successful construction of a coal-to-liquids gasification facility, which is subject to the risks and uncertainties outlined in the final prospectus dated April 10, 2007.*

FUTURE PROJECTS USING WPC TECHNOLOGY

WASTE-TO-ENERGY

PUNE AND NAGPUR, INDIA

SMS Infrastructures Limited, a civil engineering and infrastructure development company in India, has begun construction of two 68 tonne per day hazardous waste disposal plants using WPC technology. The plant locations are Pune and Nagpur, India. Each plant will provide comprehensive disposal services for a wide variety of hazardous waste, and will also produce up to 5 MW of electricity. WPC is designing the plasma gasification reactor vessels for these plants and is currently manufacturing two Marc-3A plasma torch systems for each plant. Delivery of the plasma torch systems is scheduled for the fall of 2007.



Geoplasma Project St. Lucie, Florida

ST. LUCIE, FLORIDA

Recently, Geoplasma LLC announced project financing and regulatory approvals for a large staged waste-to-energy project in St. Lucie, Florida. This $450 million project, which will use WPC technology, will initially process 1,000 tons/day of garbage, expanding to 3,000 tons/day and will produce syngas, steam and slag for use in construction projects. The plant will need up to 36 plasma torches, generating $40 million to $50 million in revenues for WPC. Geoplasma has many other projects planned worldwide.



WPC Plasma Torch

COAL-FIRED POWER PLANT RETROFITS

NRG Energy's first coal fired power plant retrofit project, the first of a potential 300 such projects with WPC sales potential of $15 million to $30 million per project, is well advanced in the regulatory process. Through Alter Nrg's licensing agreement with NRG Energy, we will also have the opportunity for an equity participation in this and future projects.

In future, Alter Nrg intends to look for similar opportunities to lever into partnership operations as we have done with NRG Energy.

AN ALTERNATIVE FUTURE

Plasma gasification offers:

- Versatility due to its broad application and feedstock/energy product flexibility, and

In Waste-to-Energy

- Complete landfill reclamation while recycling carbon content into energy
- Reduction in GHG's by eliminating methane* gases from landfills
- Reduction in GHG's, ie CO2, by displacing coal power electricity generation
- A clean alternative to incineration without emission of dioxins and furans
- Significant energy savings and additional avoidance of greenhouse gas emissions by separating ferrous and/or nonferrous metals for recycling, resulting in improved energy efficiency over mining virgin materials

**According to Environment Canada, methane is estimated to have a global warming effect 23 times greater than CO_2.*

In Coal and Oilsands

- Elimination of CO_2 emissions through carbon capture compatibility
- 95% reduction in SOx and mercury and 60% reduction in NOx for coal-fired plant retrofits
- Use of cheap and abundant feedstocks to provide our energy needs
- Reduced reliance on imported oil
- Sustainable energy production that depletes over hundreds of years

OUTLOOK

During 2007, Alter Nrg will be focusing on the execution of our business plan with the objective of generating cash flow from our existing assets as quickly as possible. This includes:

- Increasing WPC's existing revenue streams by the end of 2008 by enhancing worldwide licensing and sales through the application of disciplined business development and marketing sales practices.
- Using the WPC technology to pursue waste-to-energy (WTE) opportunities in high tipping fee environments, including Ontario and the United States - with the goal of announcing a project by the end of 2008.
- Participating in the first coal power plant retrofit project through our licensing agreement with NRG Energy. NRG Energy has previously submitted an application for regulatory approval for a retrofit project.
- Advancing commercial-scale Western Canadian gasification opportunities using coal and petroleum coke as feedstocks. The Corporation intends to advance engineering, regulatory, resource assessment and business development activities during 2007 and through 2009.
- Pursuing strategic or financially accretive acquisitions and joint venture opportunities in the gasification industry that would strengthen operating cash flow and support and accelerate Alter Nrg's business plan.

In 2006 we put the pieces together to successfully enter the gasification market and our efforts have been rewarded in the marketplace, with growth in the company's market capitalization from $12.6 million in June of 2006 to $87.7 million in April of 2007.

For the remainder of 2007, our intention is the continued implementation of our business plan to create value for shareholders and take advantage of the opportunity-rich environment of this emerging growth market.



The Alter Nrg executive team from left: Kevin Willerton, Mark Montemurro, Danny Hay and Rick Bower

THE ALTERNRG AND WPC TEAM

Alter Nrg			WPC	
Rick Bower	Shawn Heier	Mark Montemurro	Mark Darr	Ivan Martorell
Owen Cullingham*	Cindy Hood	Heather Strong	Shyam Dighe	Irvine Phipps
Bob Engler*	Michelle Lemmens	Paulette Tippe	Denny Hough	
Alex Gorodetsky	James McCreath	Pieter van Nierop	Steve Krocsko	
Danny Hay	Rob McNeill*	Kevin Willerton	Dan Lazarra	

consultants

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") for Alter Nrg Income Fund ("Alter Nrg" or the "Fund"), prepared as at January 29, 2007, provides a review of the fiscal 2006 operating results and consideration of the Fund's future opportunities. The MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes for the period ended December 31, 2006. The financial statements, and extracts of those statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Certain other information with respect to the Fund is at Alter Nrg's website (www.alternrg.ca), and in public filings, including the Fund's Final Long Form Prospectus filed April 10, 2007, available through SEDAR (www.sedar.com).

In the interest of providing existing and potential investors in Alter Nrg with information regarding the Fund's future plans and operations, certain statements and graphs throughout this document contain "forward-looking statements". Expressions such as "anticipate", "expect", "project", "believe", "estimate" and "forecast" should be used to identify these forward-looking statements. The Fund believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A, and the Fund does not intend, and does not assume any obligation, to update these forward-looking statements.

The period for this report is from the commencement of active operations on March 9, 2006 to December 31, 2006; therefore, no comparative information is available.

CORPORATE SUMMARY

Alter Nrg Income Fund ("Alter Nrg" or the "Fund") is a development-stage entity in the business of pursuing alternative gasification energy solutions to meet the growing demand for energy in world markets. Our vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. Our success will be measured through energy production – by barrels of sulfur-free diesel, steam, power, or synthetic natural gas, all of which are fundamental products for the world's growing energy needs.

Our Mission is to participate in financially accretive projects in the emerging alternative energy market to maximize returns for our investors. We endeavor to be a leader in innovative gasification related technologies applied to produce profitable and clean alternative energy solutions. We invest in the skills of our people who will provide the creativity, determination and passion to generate growth in Unitholder value. We will be transparent and fair in our activities and work together to form positive relationships in the communities in which we operate and with all of our stakeholders.

The development stage of operations and substantially completing the planning of our first project includes acquiring Westinghouse Plasma Corporation ("WPC") and the WPC technology and expertise and will also include potentially partnering with various forms of government, completing detailed engineering and economics of the project, obtaining debt and equity financing for the project, and developing a construction plan. Depending on the results of intial studies currently underway and whether we are able to joint venture with existing projects, the overall timeframe for this process could be anywhere from six months to thirty months. It is anticipated Alter Nrg will be working towards completing numerous projects in a variety of applictions to diversify feedstock risk on the inputs and the commodity price risk on the output.

The Corporation will follow the continuity of interest basis of accounting after completion of the recognization whereby the Corporation is considered a continuity of the Fund. Any forward-looking statements made in this MD&A relate both to the Fund and the continuing entity, Alter Nrg Corp.

INTEREST INCOME

Interest income of $83,366 for the period from March 9 to December 31, 2006 relates to the term deposits which are invested in short-term, interest-bearing investments with a major chartered bank. The investments were made with net proceeds received from the Fund's unit issuances between May and July 2006.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses ("G&A") were $1,437,436 for the period from March 9, 2006 to December 31, 2006. The largest G&A expense relates to employee salaries of $550,852 and general consulting costs of $296,791 for the period related to the Fund's management team and building the team, respectively. Accounting and legal fees were the next largest item, being approximately $278,000, predominantly related to legal costs for advice on tax structure, structure of the Fund and other general legal services that were expensed. Legal costs associated with unit issuances, the technology license, and entering into a Purchase and Sale Agreement for WPC is capitalized directly to those accounts. The remaining G&A is for office rent, employee benefits, business travel, information technology costs and general costs of setting up and maintaining an office.

INCOME TAXES

The Fund had a loss from operations for the period ended December 31, 2006, which resulted in a corresponding future income tax recovery that was not recognized. The Fund took a full valuation allowance on the future income tax asset and tax recovery, as without commercial operations it cannot be considered more likely than not that the future income tax benefits could be realized.

The tax losses are realized by the Commercial Trust under Canadian tax law and will be used to offset future taxable income. The losses cannot be distributed to the Unitholders.

LOSS AND CASH FLOW USED IN OPERATIONS

The loss for the period ended December 31, 2006 was $1,657,891, of which $1,437,436 related to general and administrative costs and the remaining amount related to non-cash charges of depreciation and stock-based compensation offset by interest income. Cash flow used in operations was $944,738 which represents the current cash expenditures for general and administrative costs for the period offset by interest income. The Fund has entered into a purchase and sale agreement to acquire WPC (as described in Capital Expenditures) which, if completed, is expected to provide cashflow to the Fund in 2007.

CAPITAL EXPENDITURES

A breakdown of the capital expenditures for the period ended December 31, 2006 is as follows:

		Period from March 9, 2006 to December 31, 2006
Technology license	$	299,515
Acquisition costs		368,633
Engineering evaluations and pilot testing		945,043
Resource properties		1,107,325
Office equipment		82,821
Total Capital Expenditures	$	**2,803,337**

During the period from March 9, 2006 to December 31, 2006, the Fund invested in various assets and activities, as follows:

- Technology license: On June 6, 2006, the Fund entered into an agreement giving it an exclusive license for the Westinghouse Plasma Corporation ("WPC") plasma gasification technology ("the Technology"). The license gives the Fund the exclusive right to use the Technology in all of Canada for coal, petroleum coke and refinery residue. The license also gives exclusive right for all other feedstocks, including municipal waste and biomass in Western Canada, and a right of first refusal to participate in projects in Eastern Canada for these feedstocks. The financial commitments and license terms are disclosed in Note 3 of the consolidated financial statements.

  The technology license provides the Fund exclusive Canadian access to a proven technology that has 15 years of operations and existing commercial applications. This is a significant advantage to the Fund in that we have license to a proven process that converts low-quality feedstocks into higher-priced commodities.

- Acquisition costs: On December 2, 2006, the Fund entered into a purchase and sale agreement to acquire 100% of WPC for $29 million USD. The purchase price will be satisfied with cash consideration of $21.0 million USD, and $8 million USD of equivalent value through the issuance of the Fund's Trust Units. If the Fund becomes a listed public company before or in conjunction with the acquisition then an additional $1 million of the total $29.0 million USD will be issued as cash. The price of the Trust Units issued will be equal to the market value of the Units that is established during financing of the cash portion of the agreement. A total of $5.1 million USD of consideration to the principal shareholder of WPC will be held in escrow and released in equal monthly installments beginning one month after closing up to December 15, 2007; and will be released if the individual is still employed and active in the business.

The Fund paid an exclusivity fee of $100,000 USD to make the purchase price binding and has agreed to pay an additional $3,300 USD per day as a break fee until the agreement expires on March 30, 2007. Upon successful closing, the break fee payments are returned to Alter Nrg. Details of the acquisition are disclosed in Note 6 of the consolidated Financial Statements.

- Engineering evaluations and pilot testing: The Fund has been evaluating the WPC technology for various feedstocks, and outputs through pilot testing at the WPC facility outside of Pittsburg. This will provide a basis to move forward on the planning and detailed engineering of future projects. The Fund also has engaged several studies, from well respected engineering firms, and other industry experts to provide more detailed capital and operating cost data which will be used to perform more detailed economic modeling. These studies have now been completed and the engineering team of the Fund intends to use these results to focus project development efforts going forward.

- Resource Properties: Early in 2006, the Fund invested in a study which evaluated the known EUB coal reserves in Alberta. The evaluation was based on various factors including size of reserves, quality, access to market, depth and infrastructure availability. This ranking process was used as a basis for the Fund to participate in the August 3, 2006 Crown land sale where it acquired the rights at its Fox Creek property for 770 million tonnes of coal-in-place (as evaluated in the Norwest Report), with leases in Hinton and Wetaskwin that have yet to be evaluated. The Crown lease costs represent the majority of the costs to date. This secures a feedstock source for the Fund going forward and, combined with the technology license, positions the Fund with full-cycle operating capability.

QUARTERLY INFORMATION

	2006			
	Q2*	Q3	Q4	Total
Capital expenditures	$ 514,822	$ 1,484,248	$ 804,267	$ 2,803,337
Interest income	-	32,724	50,642	83,366
Net loss	(384,038)	(428,985)	(844,868)	(1,657,891)
Net loss per unit	(0.04)	(0.03)	(0.06)	(0.16)

* Period from inception (March 9, 2006) to June 30, 2006. The Fund had no operations in Q1 between March 9 and March 31, 2006.

Capital expenditures in the second quarter related primarily to investments in the technology license, engineering studies on the gasification technology and feedstocks, evaluation of potential coal resources and establishment of its corporate head office. In the third quarter the Fund purchased the coal resources evaluated in the second quarter for approximately $1 million. The remaining expenditures incurred in the third quarter and majority of expenditures in the fourth quarter related to continuing engineering studies and evaluations and costs incurred in to acquire WPC (refer to Note 6 of the consolidated Financial Statements).

Net proceeds from the May through July private placements were invested in term deposits in August 2006. The increase in interest revenue in the fourth quarter of 2006 is due to earning three months of interest versus two months in the third quarter.

The net loss increased significantly in the fourth quarter due primarily to an increase in employee salaries, accounting and legal fees related to year end, and consulting fees for business development and recruitment of employees. Employee salaries increased in the fourth quarter with the hiring of the V.P. Business Development and Controller and accrual of bonuses.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Fund had $9,000,252 in cash and cash equivalents and $8,466,410 net working capital surplus. The working capital surplus is primarily a result of the net proceeds received by the issuance of units, offset by capital expenditures and general and administrative costs. Net proceeds of $12.6 million were received from the May, June, July, and December 2006 private placement issuances of Trust Units. These proceeds provides the Fund with the capital to continue to invest in a resource base, provide for general and administrative support for the team and fund engineering studies to provide a strong technical foundation to evaluate investment opportunities.

EQUITY

As at December 31, 2006, the Fund had 17,360,272 Units outstanding and as at April 14, 2007 the Fund had 17,555,272 Units outstanding.

On May 29, 2006, the Fund closed a private placement of 7,520,000 Units at $0.40 per Unit for gross proceeds of $3,008,000. In June and July 2006, the Fund closed a private placement of 7,695,355 Units at a price of $0.75 per Unit for gross proceeds of $5,771,525. No commissions were paid on the transactions and the officers, directors and key consultants participated in both private placements. Unit issuance costs related to these transactions were $131,703.

On December 29, 2006, the Fund closed the first part of the private placement of 2,144,917 Units at $2.00 per Unit for gross proceeds of $4,289,834. Unit issuance costs related to this transaction were $313,839. The second part of the private placement was closed subsequent to year end.

The Fund has granted 1,476,500 Options in 2006 (28,200 of which were subsequently cancelled) and had 1,448,300 Options outstanding at a weighted average exercise price of $0.69 per Unit at December 31, 2006.

The authorized unit capital consists of an unlimited number of Common Trust Units.

CONTRACTUAL OBLIGATIONS

The Fund has entered into a lease for office space which expires on March 31, 2011. The annual commitments for the next five years are as follows:

Annual Commitments	
2007	$85,500
2008	$91,500
2009	$97,500
2010	$97,500
2011	$24,500

The Fund also has ongoing commitments under the WPC technology license contract as disclosed in Note 3 of the consolidated financial statements. These commitments are for exclusivity of the WPC license and are conditioned upon continued commercial success with the WPC technology.

The Fund has annual coal lease payments of $96,096 per year for 15 years.

RELATED PARTY TRANSACTIONS

During the period, the Fund paid $263,075 for legal fees to a legal firm of which two officers are partners; these fees are included in general and administrative expense, WPC technology license acquisition costs and unit issue costs. All legal costs were transacted at general market terms and conditions. During the period, the Fund paid $42,400 in engineering consulting fees to a firm of which one of the officers of the Fund was a director.

During the period, a director loaned $750,000 to the Fund through an unsecured, non-interest-bearing loan. The loan was repaid during the period.

NEW ACCOUNTING POLICIES

This is the first reporting period of the Fund which has adopted the current accounting policies under Canadian GAAP.

FINANCIAL INSTRUMENTS

The Fund's financial instruments consist of accounts receivable, accounts payable and accrued liabilities. It is Management's opinion that the Fund is not exposed to significant interest, currency or credit risks arising from the financial instruments and that the fair value of these instruments approximate their carrying values due to their short term nature.

BUSINESS CONDITIONS AND RISKS

The business of the Fund is in an emerging market with specific risks as outlined below:

Trust Structure

On October 31, 2006 the federal Government of Canada issued an announcement regarding proposed changes to the taxation of existing income trusts effective with the 2011 tax year. This development has resulted in some uncertainty in the capital markets with respect to the trust sector. Management is currently considering the proposals and potential implications to the Fund, and has resolved to proceed with a reorganization of the Fund from a Trust structure to a Corporation.

Risks of Operations

At the present stage of development, Alter Nrg will be subject to a variety of risks, including construction, operational and overall project feasibility and viability or other factors, including, without limitation:

- failure of equipment or processes
- design errors
- inability to attract sufficient number of qualified workers
- delays in obtaining, or conditions imposed by, regulatory approvals
- disruption in feedstock or supply of energy sources
- catastrophic events such as fires, earthquakes, storms or explosions.

No History of Operations or Returns

The Fund has no history of earnings or distributions, and there can be no assurance that the Fund will have earnings or make distributions in the future.

Reliance on Management and Key Personnel

The Fund and its operations will be dependent on the abilities, experience and efforts of management and key personnel of Alter Nrg and other subsidiaries of the Fund. If any of the senior management is unable or unwilling to continue his or her employment with the Fund or is unable to successfully carry on the business of the Fund, the results of operations and financial position of the Fund and ultimately the distributions to Unitholders could be negatively affected.

Capital Expenditures

The timing and amount of capital expenditures made by the Fund and its subsidiaries will directly affect the amount of Distributable Cash of the Fund paid to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. Such capital expenditures may also be financed through additional borrowings or by the issuance of additional Trust Units or Other Fund Securities. To the extent that external sources of capital, including the issuance of additional Trust Units or other Fund Securities or additional credit facilities, become limited or unavailable, the ability of the Fund and its subsidiaries to make the necessary capital investments to maintain or expand the respective business and to invest in assets, as the case may be, will be impaired. To the extent the Fund and its subsidiaries are required to use cash flow to finance capital expenditures or acquisitions, the level of Distributable Cash of the Fund will be reduced.

SUBSEQUENT EVENTS

Private Placement

On January 12, 2007, the Fund closed the second tranche of a private placement for 195,000 Trust Units at $2.00 per Trust Unit for gross proceeds of $390,000.

Reorganization

On January 29, 2007, the board of directors of the Fund resolved to convert from a Trust structure to a Corporation. On October 31, 2006 the Federal government announced proposed new changes in taxation legislation affecting trusts whose units are listed on a stock exchange or other public market. The proposed changes are having a negative impact on valuation of publicly-traded income trusts, cost of capital, and access to capital to fund growth initiatives. As such, the Fund will be undergoing a conversion to a corporation named Alter Nrg Corp. The conversion is not anticipated to create a tax liability for the existing Unitholders.

Initial Public Offering

On April 10, 2007, after conversion of the Fund to a corporation, Alter Nrg Corp. filed a final prospectus related to its initial public offering of a maximum of 15,555,556 common shares at $2.25 per common share.

ADDITIONAL INFORMATION

Additional information relating to Alter Nrg can be viewed at our website (www.alternrg.ca). Information can also be obtained by contacting Alter Nrg Corp., Suite 700, 910 - 7th Avenue S.W., Calgary, Alberta T2P 3N8, or by calling Mark Montemurro, President & CEO, at (403) 806-3877 or Daniel Hay, CFO, at (403) 806-3881.

MANAGEMENT'S REPORT TO THE UNITHOLDERS

The financial statements of Alter Nrg Income Fund ("Alter Nrg" or the "Fund") and all information contained in this annual report are the responsibility of the management of Alter Nrg. The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles consistently applied, and include certain estimates that are based on management's best judgments. Actual results may differ from these estimates and judgments. In the opinion of management the consolidated financial statements are presented fairly in all material respects. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that of the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial reporting. The Audit Committee of the Fund is responsible for reviewing and approving the financial statements and ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy it self that each party is properly discharging its responsibilities. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements. For the period from commencement of operations to December 31, 2006 the consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Deloitte, an independent firm of chartered accountants, was engaged by the Board of Directors to audit the Fund's consolidated financial statements in accordance with Canadian Generally Accepted Auditing Standards and provide an independent professional opinion. Deloitte has full and free access to the Audit Committee.

"Signed by"

Mark Montemurro

President and Chief Executive Officer

"Signed by"

Daniel Hay

Chief Financial Officer

January 29, 2007

AUDITORS' REPORT

To the Unitholders of

Alter Nrg Income Fund:

We have audited the consolidated balance sheet of Alter Nrg Income Fund (a development stage enterprise) as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the period from commencement of operations on March 9, 2006 to December 31, 2006. These financial statements are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Alter Nrg Income Fund (a development stage enterprise) as at December 31, 2006 and the results of its operations and its cash flows for the period from commencement of operations on March 9, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

"Signed by"
Calgary, Alberta

Chartered Accountants

January 29, 2007, except for note 13 which is as of April 10, 2007.

CONSOLIDATED BALANCE SHEET

December 31, 2006

ASSETS		December 31, 2006
Current assets:		
Cash and cash equivalents	$	9,000,252
Accounts receivable		106,403
Prepaid expenses		23,472
		9,130,127
Technology license (note 3)		299,515
Capital assets (note 4)		69,253
Resource properties (note 5)		1,107,325
Deferred costs (note 6)		1,313,676
	$	11,919,896

LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	663,717
		663,717
Unitholders' equity:		
Unitholders' capital (note 8)		12,623,817
Contributed surplus (note 9)		290,253
Deficit		(1,657,891)
		11,256,179
	$	11,919,896

Commitments and subsequent events (notes 12 and 13)

See accompanying notes to financial statements.

Approved by the Board:

"Signed by"
Brent Conway, Director

"Signed by"
Michael Heier, Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Period from commencement of operations on March 9, 2006 to December 31, 2006

		Period from commencement of operations on March 9, 2006 to December 31, 2006
Revenue:		
Interest income	$	83,366
Expenses:		
Depreciation		13,568
Stock based compensation (note 9)		290,253
General and administrative		1,437,436
		1,741,257
Loss before income taxes		(1,657,891)
Income taxes (note 7)		-
Loss		(1,657,891)
Deficit, beginning of period		-
Deficit, end of period	$	(1,657,891)
Loss per unit – basic and diluted (note 10)	$	(0.16)

See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from commencement of operations on March 9, 2006 to December 31, 2006

		Period from commencement of operations on March 9, 2006 to December 31, 2006
Cash provided by (used in):		
Operating:		
Loss	$	(1,657,891)
Add items not involving cash:		
Depreciation		13,568
Stock based compensation		290,253
		(1,354,070)
Change in non-cash working capital		409,332
		(944,738)
Financing:		
Issue of unit capital, net of unit issuance costs		12,623,817
Change in non-cash working capital		10
		12,623,827
Investing:		
Investment in technology license		(299,515)
Acquisition of capital assets		(82,821)
Acquisition of resource properties		(1,107,325)
Deferred costs		(1,313,676)
Change in non-cash working capital		124,500
		(2,678,837)
Increase in cash and cash equivalents		9,000,252
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	9,000,252
Cash and cash equivalents consists of:		
Term deposits	$	4,500,000
Bank balances		4,500,252
	$	9,000,252

No interest or taxes were paid during the period.

See accompanying notes to financial statements.

1. DESCRIPTION OF THE FUND

Alter Nrg Income Fund (the "Fund") is an unincorporated, open-ended Unit Fund established in the Province of Alberta on April 28, 2006 (Note 13).

The Fund's business operations are conducted through the Alter Nrg Limited Partnership and the Alter Nrg Commercial Fund. The Fund invests in alternative energy projects using gasification and gasification related technology to create saleable energy products.

The Fund may, in the future, make distributions to Unitholders from available cash flow from the business; however, as the start-up phase of the business is capital intensive and will not initially generate revenues, no distributions are currently contemplated. It may be several years before distributions are made to Unitholders and there can be no assurance that distributions will ever be made.

The Fund has an obligation under the Declaration of Trust to distribute all of its taxable income and realized capital gains to the Unitholders of record as at December 31 of each fiscal year. Distribution of this taxable income can be in the form of cash or through the issuance of additional Trust Units. Under the terms of the Declaration of Trust, if taxable income is distributed in the form of additional Trust Units, there will be an immediate consolidation of the number of Trust Units outstanding. After the consolidation, each Unitholder will hold the same number of Trust Units as held before the distribution of additional Trust Units.

The Fund is in the development stage and since inception the Fund's efforts have been focused on the procurement of coal and other feedstocks, the financing, the gasification technology and people to execute on its business plan. To date, the Fund has not earned revenues from operations and will require future profitable operations and/or financing to continue operating. The Fund will be considered an operating entity when a project is substantially planned, meaning the project has the engineering feasibility, business agreements, regulatory approval and financing capability to move forward into the implementation phase.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries as at and for the period ended December 31, 2006. Any reference to the Fund throughout these consolidated financial statements refers to the Fund and its subsidiaries. All inter-company transactions have been eliminated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and short term investments with original maturities of three months or less. The term deposits are daily revolving short term investments at a variable interest rate averaging 4% for the period ended December 31, 2006.

TECHNOLOGY LICENSE

Expenditures incurred to acquire the license, including any direct development costs and overhead directly attributable, will be capitalized. These costs will be amortized on a straight line basis over the useful life of the license once it is being commercially applied.

CAPITAL ASSETS

Capital assets are recorded at cost. Major renewals and improvements that extend the useful life of the asset are capitalized, while repairs and maintenance expenses are charged to operations as incurred. Depreciation is recognized over the expected useful lives of the assets using the declining balance method and the following annual rates:

Office equipment	20%
Computer equipment	30%

The carrying value of capital assets are assessed each period to determine if there are any events or circumstances that would indicate the carrying value will not be recovered in the future. If the carrying value is unlikely to be recovered, the carrying value in excess of the fair value is charged to earnings in that period.

DEFERRED COSTS

Costs related to projects or transactions that are still in progress are temporarily capitalized as deferred costs. Once the project or transaction is substantially complete, it is transferred to the relevant related account and amortized over the expected useful life.

The carrying value of deferred costs is assessed each period to determine if there are any events or circumstances that would indicate the carrying values will not be recovered in the future. If the carrying value is unlikely to be recovered, the carrying value in excess of the fair value is charged to earnings in that period.

INCOME TAX

The Fund is an unincorporated, open-ended Unit Trust for income tax purposes. As such, the Fund is taxed on any taxable income not allocated to Unitholders. Under the terms of the Declaration of Trust, all Canadian taxable income of the Fund will be allocated to the Unitholders resulting in no Canadian tax expense to the Fund. The Fund is not able to distribute losses to the Unitholders.

The Fund and its subsidiaries follow the liability method of accounting for income taxes. Under this method, the change in net future income tax assets or liabilities is charged to income. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities at rates enacted or substantively enacted at the dates the differences are expected to reverse as well as the benefit of losses available to be carried forward to future years. Future income taxes are classified as current and long-term depending upon the classification of the balance sheet items to which they relate. A valuation allowance is established, as needed, to reduce future income tax assets to the amount that is more likely than not to be realized.

UNIT-BASED COMPENSATION

The Fund has established a Unit Incentive Plan (the "Plan") to assist directors, officers, employees and consultants to participate in the growth and development of the Fund.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. The Fund calculates the fair value of the options using the Black-Scholes option pricing model.

RESOURCE PROPERTIES

All direct costs related to the acquisition of mineral property interests are capitalized on a property-by property basis. Exploration costs, net of incidental revenues, are capitalized along with any costs incurred to develop the properties.

The Fund is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. The Fund reviews capitalized costs on mineral properties under development whenever events or changes in circumstances indicate that the recoverable amount based on estimated future cash flows on a discounted basis is less than the carrying amount of the property.

On the commencement of commercial production, depletion of each mining property is provided on a unit-of-production basis using the estimated proven and probable recoverable reserves as the depletion base.

FINANCIAL INSTRUMENTS

Financial instruments include accounts receivable, accounts payable and accrued liabilities. The market value of these financial instruments approximates the carrying value due to their short term to maturity.

LOSS PER UNIT

Loss per Unit is calculated using the weighted average number of Units outstanding during the period. Diluted per Unit amounts are calculated using the treasury method, which assumes that any proceeds from the exercise of Unit options would be used to purchase Units at the average market price during the period.

FOREIGN EXCHANGE

Monetary assets and liabilities denominated in a foreign currency are recorded at rates of exchange in effect at the balance sheet date. Any exchange gain or loss that arises on translation is included in the consolidated statement of operations in that period.

GOVERNMENT ASSISTANCE

Government assistance toward projects for plasma gasification technology evaluations is received as grants. Assistance related to the acquisition of assets used for the Fund's technology is recorded as a reduction to the cost of the related capital assets when reasonable assurance exists that the Fund has complied with the terms and conditions of the approved grant.

3. TECHNOLOGY LICENSE

On June 6, 2006 (the "contract date"), the Fund entered into an agreement giving it an exclusive license for the Westinghouse Plasma Corporation ("WPC") Plasma Gasification Technology (the "Technology"). The license gives the Fund exclusive right to use the Technology in Canada for coal, petroleum coke and refinery residue for an initial term of five years up to June 5, 2011. The license also gives exclusive right for all other feedstocks, including municipal waste and biomass in Western Canada, and a right of first refusal to participate in projects in Eastern Canada for these feedstocks.

In consideration for the license, the Fund paid a $250,000 initial payment, plus associated legal and closing costs. During the initial term the Fund has agreed to make the following payments and enter into the following transactions:

- $400,000 USD in engineering services to establish the commercial economics of the WPC Plasma Gasification System to be ordered within 6 months from the contract date.
- $750,000, payable $450,000 in cash and $300,000 worth of Fund Units of the Trust, upon the satisfactory completion of the initial engineering services.
- $600,000 after 36 months from the date of the contract to maintain the exclusivity rights for the remainder of the five year term, or placing an order for a Plasma Torch System for a minimum of $5 million USD. This $600,000 payment is refundable if the first order is placed within the five year term.
- $400,000, payable $200,000 in cash and $200,000 worth of Trust Units of the Fund, at the earlier of the startup of the initial plant project, or 48 months.
- $600,000 USD for each year after the initial five year term unless the Fund places $5 million USD of Plasma Torch System orders by the Fund or a customer of the Fund to extend the exclusivity feature one year for each $5 million USD payment.

The contract extends for a maximum of 44 additional years after the initial term of five years as long as the above ongoing conditions are satisfied.

The Fund has capitalized the initial $250,000 payment plus associated legal and closing costs. The remaining payments will be accounted for once paid, or payable.

On December 2, 2006, the Fund entered into a purchase and sale agreement to acquire 100% of WPC for $29 million USD. The purchase price will be satisfied with cash consideration of $21.0 million USD, and $8 million USD of equivalent value through the issuance of Trust Units. If the Fund becomes a listed public entity before or in conjunction with the acquisition, an additional $1 million of the total $29.0 million USD of consideration will be satisfied in cash. The price of the Trust Units issued will be equal to the market value of the Units that is established during financing of the cash portion of the agreement. A total of $5.1 million USD of consideration to the principal shareholder of WPC will be held in escrow and released in equal monthly installments beginning one month after closing up to December 15, 2007; as long as the principal shareholder is still employed and active in the business. The $5.1 million USD will be charged to the statement of operations as payments are made.

The Fund paid an exclusivity fee of $100,000 USD to make the purchase price binding and has agreed to pay an additional $3,300 USD per day as a break fee until the agreement expires on April 30, 2007. The exclusivity fee and break fees paid to December 31, 2006 are included in deferred costs. The break fee of $3,300 USD per day is not payable if the acquisition of WPC is completed.

4. CAPITAL ASSETS

	December 31, 2006		
	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$ 51,537	$ 7,124	$ 44,413
Computer equipment	31,284	6,444	24,840
	$ 82,821	$ 13,568	$ 69,253

5. RESOURCE PROPERTIES

The Fund acquired seven Alberta Crown coal leases on August 4, 2006 for an aggregate cost of $964,096. The leases comprise a total of 67,845 acres in the Hinton, Fox Creek and Wetaskiwin areas of Alberta for terms of 15 years with total annual rental payments of $96,096. Costs of $143,229 were incurred relating to consulting costs regarding acquisition and evaluation of development of the properties.

6. DEFERRED COSTS

		As at, and for the period from commencement of operations on March 9, 2006 to December 31, 2006
Engineering studies	$	351,656
Less government grant for engineering studies		(70,000)
WPC pilot testing and technology evaluation		663,387
WPC acquisition costs		368,633
	$	**1,313,676**

The Fund initiated several engineering studies to determine the project economics of several potential gasification projects. The Fund also performed pilot testing and technology evaluation studies to determine the effectiveness of the WPC technology.

The government grant is for a maximum of $134,500 related to the evaluation of the Fund's plasma gasification technology. At December 31, 2006, the grant had not been received but the Fund had fulfilled the requirements of the grant agreement for the first installment of $70,000. The remaining $64,500 will be paid after the final technology evaluation report prepared by the Fund has been received and accepted by the government agency.

7. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would be obtained by applying the federal and provincial tax rate to the Fund's loss before income taxes. This difference results from the following items.

		December 31, 2006
Loss before income taxes	$	(1,657,891)
Combined federal and provincial tax rate		35%
Computed "expected" income tax expense		(580,262)
Increase resulting from		
Non-deductible items:		
Stock based compensation		101,588
Other		525
Future income tax recovery		(478,149)
Valuation Allowance		478,149
Future income tax recovery recorded	$	-

The components of the Fund's future income tax asset are as follows:

Capital assets	$	4,749
Unit issuance costs		127,400
Non-capital losses		501,939
Future income tax asset		634,088
Valuation allowance		(634,088)
Net future income tax asset recorded	$	-

Non-capital losses of $1,434,111 were incurred in 2006 and will expire in 2016.

At December 31, 2006, a valuation allowance was recorded against the future income tax as it was not considered more likely than not to be recoverable as the Fund is in the development stage and does not have commercial operations at this time.

8. UNITHOLDERS' CAPITAL

Authorized

Unlimited number of Trust Units, voting and participating

	December 31, 2006		
	Number of Trust Units		Value
Opening Balance	-	$	-
Issued for cash at $0.40 per Unit	7,520,000		3,008,000
Issued for cash at $0.75 per Unit	7,695,355		5,771,525
Issued for cash at $2.00 per Unit	2,144,917		4,289,834
Unit issuance costs	-		(445,542)
Unitholders' capital, end of period	**17,360,272**	**$**	**12,623,817**

On May 29, 2006, the Fund closed a private placement of 7,520,000 Units at $0.40 per Unit for gross proceeds of $3,008,000. In June and July 2006, the Fund closed a private placement of 7,695,355 Units at a price of $0.75 per Unit for gross proceeds of $5,771,525. On December 29, 2006, the Fund closed the first part of a private placement of 2,144,917 Units at $2.00 per Unit for gross proceeds of $4,289,834. The second part of the private placement was closed subsequent to year end (note 13).

Unitholders capital has not been adjusted for future taxes of $155,939 related to the Unit issuance costs as the future tax asset is not considered more likely than not to be realized (note 7).

9. UNIT OPTION PLAN

The Fund has a Unit Option Plan for employees, consultants, officers and directors. The Fund may grant options up to 10% of the aggregate number of Trust Units outstanding, with no one optionee permitted to hold more than 5% of the total Units outstanding. The exercise price of options is approved by the Board and cannot be less than the market price of the Units on the day the option is granted. The market price is established based on the most recent private placement prior to the grant. The options vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant. The following Unit options have been granted:

	December 31, 2006		
	Number of Trust Units		Weighted Average Exercise Price ($/option)
Outstanding, beginning of the period	-	$	-
Granted	1,476,500		0.68
Cancelled	(28,200)		(0.45)
Outstanding, end of the period	**1,448,300**	**$**	**0.69**
Exercisable, end of the period	**482,767**	**$**	**0.69**

Outstanding						Exercisable		
Exercise Price ($/ option)		Number of Trust Units	Weighted Average Remaining Contractual Life (years)		Weighted Average Exercise Price ($/option)	Number of Trust Units		Weighted Average Exercise Price ($/option)
$	0.45	723,800	9.4	$	0.45	241,267	$	0.45
$	0.80	533,500	9.7		0.80	177,833		0.80
$	1.00	141,000	9.8		1.00	47,000		1.00
$	2.05	50,000	9.9		2.05	16,667		2.05
		1,448,300	**9.6**	**$**	**0.69**	**482,767**	**$**	**0.69**

For the period ending December 31, 2006, the Fund recognized compensation expense included in the calculation of net earnings of $290,253 with an equal offsetting amount to contributed surplus, based on the vesting terms of the options.

The weighted-average fair value of options granted during the period ended December 31, 2006 was $0.38 per option. The Fund uses the Black-Scholes option-pricing model to determine the estimated fair value of the Unit options at the date of grant. A summary of the assumptions used in the Black-Scholes option-pricing model to determine the estimated fair value is as follows:

	2006
Expected volatility	50% to 60%
Distribution rate	0%
Risk free interest rate	4.0%
Expected life	8 years

10. LOSS PER UNIT

Basic and diluted net loss per unit has been calculated using the weighted average number of Fund Units outstanding during the period from inception to December 31, 2006 of 10,351,401. As the Fund is in a loss position, any conversion of options would be anti-dilutive to the loss per Unit calculation.

11. RELATED PARTY TRANSACTIONS

The Fund incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and the Fund. During the period, the Fund paid $263,075 for corporate legal fees to a legal firm of which two officers are partners; these fees are included in general and administrative expense, technology license acquisition costs and unit issue costs. During the period, the Trust paid $42,400 in engineering consulting fees to a firm of which one of the officers was a director.

During the period, a director loaned $750,000 to the Fund through an unsecured, non-interest-bearing loan. The loan was repaid during the period.

12. COMMITMENTS

The Fund has operating lease agreements for office rent with future lease obligations for the next five years as summarized below:

2007	$	85,500
2008	$	91,500
2009	$	97,500
2010	$	97,500
2011	$	24,500

Additional commitments of the Fund are disclosed in Notes 3 and 5.

13. SUBSEQUENT EVENTS

Private Placement

On January 12, 2007, the Fund closed the second part of the private placement for 195,000 Units at $2.00 per Unit for gross proceeds of $390,000.

Reorganization

On January 29, 2007, the board of directors of the Fund resolved to convert from a Trust structure to a Corporation. On October 31, 2006 the Federal government announced proposed new changes in taxation legislation affecting trusts whose units are listed on a stock exchange or other public market. The proposed changes are having a negative impact on valuation of publicly-traded income trusts, cost of capital, and access to capital to fund growth initiatives. As such, the Fund will be undergoing a conversion to a corporation named Alter Nrg Corp. The conversion is not anticipated to create a tax liability for the existing Unitholders.

Initial Public Offering

On February 27, 2007, Alter Nrg Corp. filed a preliminary prospectus related to its initial offering of Common Shares. The initial public offering is to be completed in conjunction with the corporate re-organization of the Fund, and the acquisition of WPC. The initial public offering, and corporate re-organization are subject to shareholder and regulatory approvals.

CORPORATE INFORMATION

DIRECTORS:

Michael E. Heier
Director & Chairman

Nancy M. Laird(1)
Director

Brent J. Conway(2)
Director

(1) Chair of Governance and Nominating Committee
(2) Chair of Audit Committee

MANAGEMENT & KEY PERSONNEL:

Mark A. Montemurro
President and CEO

Daniel Hay
Chief Financial Officer

Kevin Willerton
Vice President, Business Development

Richard Bower
Vice President, Engineering

Michelle Lemmens
Controller

Heather Strang
Manager, Investor Relations

Pieter van Nierop
Gasification Lead

Alex Gorodetsky
Staff Gasification Engineer

Shawn Heier
Ontario Business Development

The Special General Meeting for Alter Nrg Corp. was held on April 13, 2007.

HEAD OFFICE

Alter Nrg
Suite 700 - 910 7th Ave. SW
Calgary, AB T2P 3N8

t. 403.806.3875
f. 403.806.3701
e. info@alternrg.ca

LEGAL COUNSEL

Blake Cassels & Graydon LLP
Calgary, Alberta

AUDITORS

Deloitte
Calgary, Alberta

BANKER

ScotiaBank
Calgary, Alberta

TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

STOCK EXCHANGE LISTING

The TSX Venture Exchange
Symbol: NRG

Barrels of oil equivalent
Barrels of oil equivalent per day
Barrels of oil or natural gas liquids
Barrels of oil per day
Billions of cubic feet
Canadian dollar
Coal-to-Liquids
Greenhouse Gas
Initial Public Offering
Municipal Solid Waste
Nitrous Oxide
Sulfur Dioxide
United States dollar
Waste-to-Energy
Westinghouse Plasma Corporation

DESIGNED BY BRYAN MILLS IRADESSO

Alter Nrg has a unique vision, a strong team, a leading technology, a key resource asset and financial strength - we are well positioned for the growth opportunities ahead.

SUITE 700, 910 - 7TH AVENUE SW
CALGARY, AB T2P 3N8

PHONE 403.806.3875
FAX 403.806.3701
WWW.ALTERNRG.CA